Stockholder Meeting Results:

The Fund held its annual meeting of shareholders on July 25, 2007.
Shareholders voted to re-elect John J. Dalessandro II and R. Peter Sullivan III and elect William B. Ogden, IV and John C. Maney as Trustees as indicated below.


							            Withheld
					     Affirmative 	    Authority

Re-election of John J. Dalessandro II
Class II to serve until 2010		      8,450,176	  	      68,724
Re-election of R. Peter Sullivan III
Class II to serve until 2010		      8,452,368	              66,532
Election of William B. Ogden, IV
Class I to serve until 2009		      8,452,217	              66,683
Election of John C. Maney
Class III to serve until 2008		      8,451,848	              67,052
______________________________________________________
Messrs. Paul Belica, Robert E. Connor and Hans W. Kertess continue to serve as Trustees of the Fund.